SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2024

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXHIBITS 99.1, 99.2, 99.3 AND 99.4 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

EXPLANATORY NOTE

Kenon Holdings Ltd. is filing this Amendment No. 1 on Form 6-K/A to its report on Form 6-K originally filed on April 17, 2024 (the “Original Form 6-K”) to correct the hyperlink of Exhibit 99.3, which inadvertently hyperlinked to Exhibit 99.4 in the Original Form 6-K. Except as so amended, the Original Form 6-K remains as originally filed.

Exhibits

99.1	Proxy Statement, dated as of April 17, 2024
99.2	Notice of Annual General Meeting of Shareholders, dated as of April 17, 2024
99.3
2023 Annual Report prepared under Singapore law comprising the Directors’ Statement for Kenon Holdings Ltd. and the Singapore Statutory Consolidated Audited Financial Statements of Kenon Holdings Ltd. for the Financial Year ended December 31, 2023

99.4	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 2, 2024	By:	/s/ Robert L. Rosen
Name: Robert L. Rosen
Title: Chief Executive Officer